SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of March 2004

CERAMIC INTERNATIONAL, INC.
(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____   No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On March 12, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending Notices to Shareholders establishing the Exchange Rate applicable for the Subscription of new Units, as described in the Prospectus of the Rights Offering dated March 15, 2004. This information was sent to the Bolsa Mexicana de Valores on March 23, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

Jesus A. Olivas
Chief Financial Officer

Date: March 23, 2004.

EXHIBIT A

Notice to Shareholders

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(NYSE: ICM)

Internacional de Cerámica, S.A. de C.V. (the "Company"), in connection with the rights offering of the Company's Series B shares, represented by Common Units, and Series L and Series D shares, represented by Limited Voting Units, notice of which was published on March 13, 2004 in the "Periodico Oficial del Estado de Chihuahua," in which the subscription price of US $1.3636 dollars per each new Common Unit and each new Limited Voting Unit was established. In the notice, it was also provided that the Peso to Dollar exchange rate to be used for the payment of the Units subscribed for would be the exchange rate published in the "Diario Oficial de la Federación" on March 23, 2004. The Company hereby notifies its shareholders as follows:

The exchange rate published in the "Diario Oficial de la Federación" on March 23, 2004, is $10.9737 Pesos per Dollar. As mentioned in the preceding paragraph, this is the exchange rate that will be used to convert Pesos into Dollars for purposes of paying the subscription price of the new Common Units and the new Limited Voting Units purchased by shareholders in the exercise of their preemptive rights. Accordingly, the subscription price in Pesos is P$14.9637 per Unit subscribed.